SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           CONCORD MILESTONE PLUS, LP
                            (Name of Subject Company)


      SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC,
        SCM-CMP ACQUISITION FUND, LLC, MACKENZIE PATTERSON FULLER, INC.,
                       ROBERT E. DIXON and C.E. PATTERSON

                                    (Bidders)

   Equity Units of Limited Partnership Interest, Each Composed of One Class A
                       Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------

Copy to:                                        Copy to:
Robert Dixon                                    Chip Patterson
Sutter Capital Management, LLC                  MacKenzie Patterson Fuller, Inc.
220 Montgomery Street, Suite 2100,              1640 School Street
San Francisco, California 94104                 Moraga, California  94556
(415) 788-1441                                  (925) 631-9100

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

      Transaction                                          Amount of
      Valuation*                                           Filing Fee

      $3,797,000                                           $446.91

* For purposes of calculating the filing fee only. Assumes the purchase of 1,518,800 of the Equity Units of Limited Partnership Interest ("Units") at a purchase price equal to $2.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $446.91
         Form or Registration Number: SC TO-T
         Filing Party: Robert Dixon
         Date Filed:  April 27, 2005


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4. [ ] going private transaction subject to Rule 13e-3 [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 27, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM SPECIAL FUND, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase any and all outstanding Equity Units of Limited Partnership Interest, each Composed of One Class A Interest and one Class B Interest ( each such Equity unit a "Unit") in CONCORD MILESTONE PLUS, LP (the "Partnership"), the subject company, at a purchase price equal to $2.50 per Unit, less the amount of any distributions declared or made with respect to the Units between May 26, 2005 and June 10, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. Robert E. Dixon and C.E. Patterson are named as a "bidders" herein because they are deemed to control the Purchasers, but neither is otherwise participating in the offer described in this schedule. As of the date hereof, a total of 18,497 Units have been tendered by securities holders and not withdrawn. No other Units have been tendered to date. This amendment increases the Offer Price by $0.0326 per Unit to offset the decrease in the Offer Price by the $0.0326 per Unit distribution declared by the General Partner, leaving the Offer Price at $2.50 per Unit. The Expiration Date has been extended to June 10, 2005.

The Offer to Purchase and Letter of Transmittal are amended by deleting all references to "proration" and correcting the name of one of the Purchasers, SCM Special Fund, LLC (which was incorrectly listed as SCM-CMP Acquisition Fund,
LLC).

The fourth paragraph of Section 2 of the Offer is hereby replaced with the following:

If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units and such Units may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Units deposited by or on behalf of the Unit holder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

The third paragraph of Section 5 of the Offer to Purchase is amended by deleting the following parenthetical reference: "(other than an increase of not more than 2% of the securities sought)."

No subsequent offering period will be available.

The first sentence of Section 6 of the Offer is amended by deleting "FOR GENERAL INFORMATION ONLY AND".

Section 12 of the Offer is amended by changing the estimate of related fees and expenses to $37,000.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated April 27, 2005*

         (a)(2) Letter of Transmittal*

         (a)(3) Form of Letter to Unit holders dated April 27, 2005*

         (a)(4) Form of Letter to Unit holders dated May 26, 2005

         (a)(5) Revised Letter of Transmittal

         (a)(6) Form of Press Release

         (b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 27, 2005.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 26, 2005

SUTTER OPPORTUNITY FUND 3, LLC
SUTTER OPPORTUNITY FUND 3 (TE), LLC
SCM SPECIAL FUND, LLC

By:      /s/ Robert E. Dixon
         -----------------------------------
         Robert E. Dixon,
         Manager of Sutter Capital Management, LLC,
         Manager of each such Bidder

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Senior Vice President

ROBERT E. DIXON

/s/ Robert E. Dixon
-----------------------------------
Robert E. Dixon,

C.E. PATTERSON

/s/ C.E. Patterson
-----------------------------------
C.E. Patterson

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated April 27, 2005*

(a)(2)            Letter of Transmittal*

(a)(3)            Form of Letter to Unit holders dated April 27, 2005*

(a)(4)            Form of Letter to Unit holders dated May 26, 2005

(a)(5)            Revised Letter of Transmittal

(a)(6)            Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 27, 2005.